UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Shapiro, Barry
   c/o Kirlin Holding Corp.
   6901 Jericho Turnpike
   Syosset, NY  11791
   USA
2. Issuer Name and Ticker or Trading Symbol
   Kirlin Holding Corp.
   KILN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 29, 2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |4/29/0|A   |-|20,000            |A  |-          |20,000 (1)         |D     |-                          |
                           |3     |    | |                  |   |           |                   |      |                           |
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Common Stock               |-     |-   |-|-                 |-  |-          |1,000 (2)          |D     |-                          |
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Common Stock               |-     |-   |-|-                 |-  |-          |3,750(3)           |D     |-                          |
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Common Stock               |-     |-   |-|-                 |-  |-          |651                |D     |-                          |
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Common Stock               |-     |-   |-|-                 |-  |-          |777                |I     |By 401(k)                  |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock option (right to|$1.45   |4/29/|A   |-|20,000 -   |A,D|4/29/|4/29/|Common Stock|20,000 |$1.45  |20,000      |D  |--          |
 buy)                 |        |03   |    | |           |   |07   |10   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents 20,000 shares of common stock issuable to Repoting Person pursuant to a Restricted Stock Agreement which vests on April 29,
2004.
(2) Represents 1,000 shares of common stock issuable to Reporting Person pursuant to a Restricted Stock Agreement which vested as to 1,000 shares on each of June 1, 2001 and June 1, 2002.
(3) Represents 3,750 shares of common stock issuable to Reporting Person pursuant to a Restricted Stock Agreement which vested on January 1,
2002.
SIGNATURE OF REPORTING PERSON
/s/  Barry Shapiro
DATE
May 1, 2003